SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SAPIENS ANNOUNCES APPOINTMENT OF INDUSTRY VETERAN EYAL BEN-CHELOUCHE
TO BOARD OF DIRECTORS

CARY, N.C. – August 18, 2008 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Emblaze/Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), today announced the appointment of Mr. Eyal Ben-Chelouche to the Company’s Board of Directors.

Mr. Ben-Chelouche served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 through 2005, where he was responsible for implementation of fundamental reforms in pension savings. Prior to that, he served as a Deputy Commissioner of Capital Market Insurance and Savings and as a Senior Foreign Exchange and Investment Manager in the Foreign Exchange Department of the Bank of Israel. He also served as an Investment Officer in the Foreign Exchange Department of the Bank of England, in London.

Mr. Ben-Chelouche serves as Chairman of the Board of Directors of the Shahar Group, Chairman of the Advisory Board of Directors of the Shekel Group and as a director of Matrix IT Ltd. Mr. Ben-Chelouche also serves as Chairman of the Advisory Board of the Caesarea Center for Capital Markets and Risk Management. In 2005, Mr. Ben-Chelouche served as a member of the Bachar Committee on Capital Market Reform in Israel.

Mr. Ben-Chelouche replaces Dr. Ido Schechter, CEO of Top Image Systems Ltd. (NASDAQ and TASE: TISA) who stepped down from the Board of Directors.

Roni Al-Dor, President and CEO, commented “Sapiens is further strengthened by the addition of Mr. Ben-Chelouche to our Board of Directors. We will benefit from his great experience, knowledge and expertise in the insurance industry. We are delighted that he is joining us.”

Mr. Al-Dor added “I would like to take this opportunity to thank Dr. Schechter for his work as a director over the last 2 years”.

Eli Reifman, Chairman of the Board of Directors, commented “The entry of an industry expert of the calibre of Mr. Ben-Chelouche is a true benefit and a strong boost for Sapiens. I believe that Sapiens can benefit from Mr. Ben-Chelouche’s guidance and experience as it further penetrates the insurance market.”

FOR ADDITIONAL INFORMATION:
Roni Giladi	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

About Sapiens International
Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by Sapiens with the Securities and Exchange Commission, which Sapiens urges investors to consider)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2008	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer